Filed by Northeast Utilities Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 333-170754

Friday, March 4, 2011

In This Edition In this edition of Merger Update, you will read about: • Shareholders approve merger • Update on regulatory activity • Recent employee questions and answers

Shareholders Approve Merger

This morning at two special meetings, NU and NSTAR shareholders overwhelmingly approved proposals related to the companies’ proposed merger.

The merger is expected to close in the second half of 2011, subject to customary closing conditions, including approvals from state and federal regulatory agencies.

Thank you to shareholders who took the time to vote their shares.

Filings and Approvals

Connecticut – On February 18, the Connecticut Department of Public Utility Control (DPUC) heard oral arguments regarding its jurisdiction with respect to the proposed merger. The DPUC is scheduled to hold an informational hearing at a later date.

Massachusetts – Last month, the Massachusetts Department of Public Utilities (MDPU) suspended its original merger review schedule. The MDPU is now determining whether the existing standard of review (that the merger will result in “no net harm” to customers) should be modified. There has been no change on this front, but we will continue to keep you updated.

New Hampshire – Since its informational hearing last month, the New Hampshire Public Utilities Commission is still determining whether it will undertake any additional review of the merger.

FIT Work Progressing Well

The NU/NSTAR Functional Integration Team (FIT) Leads have been hard at work over the past few weeks, making steady progress toward Day One readiness. Now meeting in both Connecticut and Massachusetts, the 22 team leads are learning how each company operates in the following 11 areas: Legal, Human Resources, Finance, Accounting, Administration and Shared Services, Information Technology, Customer Service, Corporate Relations, Transmission, Electric Distribution and Gas Distribution.

At this time, Day One requirements in these areas have been identified and reviewed with the post-close officers. FIT leads are now developing specific plans for these requirements, some of which, for example technology systems integration, may need longer lead times than others.

Answers to Your Questions About the Merger

Do the recent MDPU and DPUC decisions affect when Day One will occur?

The receipt of approvals needed to close the merger will determine when NU and NSTAR can come together as one company. When the merger was announced, we anticipated a 9- to 12-month window for the merger to be approved and finalized. We continue to believe that timeline is an appropriate estimate, looking toward the second half of 2011 for the merger to close.

When can we expect more details on the merger?

Understandably, over the next several months there will be many questions about jobs, work locations and numerous other merger-related topics. Please keep in mind, while we have not yet finalized integration plans, we are committed to communicating with employees in a timely fashion throughout the merger process, so please continue to look for updates via this publication.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”